Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
The following are relevant portions of a transcript of a conference call during which Abhi Talwalkar, President and Chief Executive Officer of LSI Logic Corporation (referred to herein as “LSI Logic” or the “Company”), addressed questions from employees of LSI Logic.
[redacted]
Abhi Talwalkar: When do we overtake Marvel? I think I can answer this, right Brent? We want to get after that as quickly as possible. In fact, we have had, as part of the planning process, which we’re entitled to do, as long as we don’t commit to customers what we’re going to do and as long as we don’t implement, we can start talking about how do the two companies deliver a unique value proposition around certain product categories.
And there’s been countless number of hours on that topic. And in fact, we are approaching some of these companies now [inaudible] and [inaudible] we’re at a point where we have some points of discussion, where both LSI and Agere parties are in the room talking about what if? I’ve been having some of those discussions myself [inaudible]. We’ve already started.
I hope to see material synergies that result out of this combination in very short order. I can’t tell you—might get in trouble for [inaudible] as to what short order is. But there are a number of opportunities.
Absolutely. And we want to grow our market share position with the combined, somewhere around 25% in that, what will be a $4.5 billion market in ‘09.
[redacted]
Brent Blanchard: We have another question. Do you envision LSI to get any significant revenue from the Agere patents? In other words, do you see us actively pursuing revenue based upon Agere’s patent portfolio?
Abhi Talwalkar: Yes. Clearly, what we have seen and this is a confidence in proficiency at Agere, to be able to take a patent portfolio and harvest [inaudible]. They don’t make that revenue stream by taking people and going to litigation. Most of that is through licensing technology and making sure you’re getting paid for it. It’s your IP, you developed it.
So, they’re going to continue doing that. They have a good portfolio. They continue to drive that revenue base and we’ve had a number of discussions as to how do we leverage that proficiency and apply it to LSI’s 4,500 patents, which historically has been a defensive [inaudible] not a [inaudible] unless those generate some revenue around the IP that’s sitting there. So we are absolutely going to do that. That is one of the areas of revenue [inaudible].
[redacted]

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere Systems Inc. (“Agere”) and LSI Logic Corporation (“LSI”). In connection with the proposed transaction, LSI has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a definitive proxy statement/prospectus, dated February 5, 2007, and related materials to register the shares of LSI common stock to be issued in the merger. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY. Investors and security holders may obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LSI and Agere through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents may be obtained on the Agere website at http://www.agere.com and on the LSI website at http://www.lsi.com. The Registration Statement, the Joint Proxy Statement/Prospectus and other relevant documents may also be obtained free of charge from Agere by directing such request to Investor Relations, Agere Systems Inc., 1110 American Parkway N.E., Allentown Pennsylvania 18109 and from LSI by directing such request to Investor Relations, LSI Logic Corporation, 1621 Barber Lane, Milpitas, California 95035. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement/Prospectus. Agere, LSI and their respective officers, directors and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers, directors and employees in the proposed transaction will be included in the Joint Proxy Statement/Prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

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